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                AZTECA AMERICA TO BEGIN OPERATING ITS LOS ANGELES
                FLAGSHIP AFFILIATE KAZA-TV UNDER LOCAL MARKETING
                                   AGREEMENT

        -Azteca America Will Retain All Revenues Generated by Affiliate-
                -Will Also Obtain an Option To Purchase KAZA-TV-


FOR IMMEDIATE RELEASE

     Mexico  City,  June 30, 2003 - TV Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America Network, the company's wholly-owned network focused on the U.S. Hispanic market, will on July 1 begin to operate Los Angeles television station KAZA-TV under the terms of a previously announced three-year local marketing agreement (LMA). In addition, Azteca America has an option (subject to applicable law) to purchase the assets of KAZA-TV for US$250 million by July 1, 2006.

     The LMA and the purchase option were entered in February of this year in connection with the settlement of certain lawsuits and disputes between Azteca America and certain affiliates of Pappas Telecasting Companies. As part of that settlement, Pappas Telecasting repurchased Azteca America's 25% equity interests in KTNC-TV in San Francisco-Sacramento, California and KAZH-TV in Houston, Texas. For that equity plus other consideration, the Pappas affiliate in Los Angeles delivered a US$128 million note to TV Azteca. Under the terms of the settlement, as Pappas Telecasting elected not to pay the note in full by June 30, the LMA and the option will become effective on July 1. The note's principal amount increased to US$129 million on April 30, 2003 and will bear an interest rate of 11.6279% per year.

     Under the terms of the LMA, Azteca America will be entitled to retain all advertising revenue generated from the programming it supplies to the station. Azteca America will pay an annual LMA fee of US$15 million to Pappas Telecasting, which will be offset dollar-for-dollar by the interest payable on the note. Accordingly, if during the three-year LMA period no principal payments are made on the note, then no cash payments will be required to be made by Azteca for the LMA. However, the note may be prepaid by Pappas Telecasting, in whole or in part, at any time. If so, then the US$15 million LMA fee would be paid by Azteca America to Pappas Telecasting in quarterly installments during the term of the LMA agreement.

     Azteca America also has a three year option to purchase, up to the permissible statutory maximum of 25%, the assets of KAZA-TV and to nominate a qualified U.S. person to acquire the remaining interest from Pappas, for a total price of US$250 million, less any then-unpaid principal and interest on the note.

     KAZA-TV is a full power station with complete cable coverage in a market that represents 18% of the total US Hispanic population. As the pioneer station of Azteca America, KAZA-TV is also a recognized name that offers promotional opportunities for the Los Angeles market. KAZA-TV is the flagship for the entire Azteca America network. Los Angeles is the largest Hispanic media market in the United States in terms of advertising expenditures. Nearly one in five Hispanics in the United States resides in the Los Angeles television market.

     Azteca America, which will also be responsible for promotional activities, will provide programming to the Los Angeles station 24 hours daily and manage the sales team that will be responsible for local and national spot sales.

     The remaining three Pappas Telecasting stations in Houston, Reno and San Francisco-Sacramento will continue as Azteca America affiliates. As previously announced, Pappas Telecasting and Azteca America plan that a number of additional stations owned by Pappas will become Azteca America affiliates in other U.S. markets.

     "Azteca America has over 11 hours a day of live programming, a unique product that connects with the dynamic Hispanic audience," said Mario San Roman, COO of TV Azteca. "Bringing our full programming, including novelas, soccer, live shows, news and variety entertainment to Los Angeles, represents an enormous opportunity to enhance Azteca America brand equity throughout the entire network."

     "We are excited about the mutual benefits this transaction represents for Azteca America and our company. I sincerely wish Azteca America the best in their operation of KAZA. And, I'm confident they will enhance the service offerings and competitive capabilities of KAZA-TV;" said Harry J. Pappas, Chief Executive Officer of Pappas Telecasting. "While our business relationship has gone through a sometimes tumultuous process, the core commitment of Ricardo Salinas, the visionary chairman of TV Azteca, and of our company to bring more choice to Hispanic television viewers in the U.S. has not wavered. Frankly, it is noteworthy that both parties have disagreed without being disagreeable. And, our relationship has matured such that Pappas Telecasting intends to continue investing in additional stations to strengthen and enhance Azteca America's distribution in the U.S."

     "We're very excited about the opportunity that this operation will bring to our distribution network," said Luis J. Echarte, CEO of Azteca America. "This is an important step for us as we continue to build our dynamic network and brand equity. The scale of our commitment to Hispanic viewers is further demonstrated by this major opportunity. "

Company Profile

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                              Investor Relations:
                    Bruno Rangel                     Omar Avila
                   5255 3099 9167                   5255 3099 0041
                jrangelk@tvazteca.com.mx         oavila@tvazteca.com.mx

                                Media Relations:
                                Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx